Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

November 10, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Senior Managerial Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that Mr. Jayanth Sridhar has resigned from the position of Global Head of Biologics of the Company. He will cease to be in employment and Senior Management Personnel of the Company, effective from the close of business hours on January 31, 2026. The resignation letter as received from Mr. Sridhar is annexed herewith.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl. No.	Particulars	Details
1	Reason for change viz. ~~appointment, re-appointment,~~ resignation, ~~removal, death or otherwise;~~	Mr. Jayanth Sridhar has resigned from the position of Global Head of Biologics of the Company to pursue aspirations outside the Company.
2	Date of ~~appointment/re-appointment/~~cessation ~~(as applicable) & term of appointment/re-appointment~~	January 31, 2026
3	Brief profile (in case of appointment)	Not applicable
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Date: November 10, 2025

To,

Mr. Erez Israeli

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills,

Hyderbabad-Telangana-500034

Dear Erez,

Sub: Resignation

I hereby tender resignation from my position as Global Head of Biologics of Dr. Reddy’s Laboratories Limited to pursue aspirations outside the Company. I will be available to the Company till January 2026 for the smooth transition of my role.

I appreciate the opportunity and have enjoyed the role and wish the Company an immense success in future.

Thanking you and regards,

Jayanth Sridhar